Exhibit 99.7

Fulton Bank Revolutionizes Financial Services Interactions with NICE CXone
Mpower Copilot and Autopilot

Fulton Bank improves CX automation and agent augmentation with NICE’s award-winning technology

Hoboken, N.J., December 11, 2024 – NICE (Nasdaq: NICE) today announced that Fulton Bank, a financial service holding company, is taking the next step in its digital transformation by selecting NICE’s Enlighten-powered agent assist and self-service solutions. Fulton Bank selected CXone Mpower Copilot, CXone Mpower Autopilot, and the enhanced knowledge management solution CXone Mpower Expert, to transform its digital self-service capabilities and level up agent augmentation with generative AI. With NICE’s innovation, Fulton Bank will improve efficiencies for employees and members with a consolidated knowledge base as part of the CXone Mpower platform that will increase customer satisfaction with faster resolutions.

Powered by Fulton Bank’s knowledge base to provide a single source of truth, Autopilot will help members use self-service in an omnichannel experience. To further improve the agent experience, Copilot will provide relevant member information in real-time to assist Fulton Bank employees during an interaction along with helpful next-best actions using Generative AI trained on Fulton Bank’s knowledge articles to answer a member’s needs. With the ultimate AI hyper platform for customer service automation, Fulton Bank is deploying cutting edge innovations to design, build and operate agents, workflows, and knowledge.

“It’s important not to make decisions based on yesterday’s technology,” said Krystal Davis, Contact Center Infrastructure and Planning Manager, Fulton Bank. “With our focus in shaping the culture, improving productivity, and enhancing experiences for our customers, our account support from NICE, through their understanding of our operations, recommended solutions that we didn’t know were possible. We are now able to leverage AI to support our team and help them to assist customers even more effectively and efficiently in the future. Thanks to our partnership with NICE, we are in business to be the bank of choice because of who we are and how we operate.”

Dan Belanger, President, Americas, NICE, said, “Fulton Bank has been committed to better serving their customers by offering more effective self-service options and NICE’s ultimate AI hyper-platform, CXone Mpower seamlessly orchestrates customer service across every touchpoint. Fulton Bank is pioneering its industry with NICE’s cutting edge solutions and we are honored to be their premier partner in helping them improve customer experience."

About Fulton Bank
Since Fulton Bank opened its doors in 1882, it has strived to deliver the best banking experience for its customers. Today, as part of Fulton Financial Corporation, an over $30 billion financial services holding company, Fulton Bank offers a broad array of financial products and services in Pennsylvania, New Jersey, Maryland, Delaware, and Virginia.
www.fultonbank.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Belanger, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.